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                                                                    Exhibit a(9)



                                                    Dirck Steimel (515) 248-4893


PIONEER ANNOUNCES DUTCH AUCTION SELF TENDER


DES MOINES, IOWA -- September 25, 1997 -- Pioneer Hi-Bred International, Inc. announced today that it has launched a Dutch auction self tender for approximately 20 percent of its outstanding shares of common stock, or approximately 16.4 million shares, as part of its previously announced alliance with DuPont.

    All Pioneer shareholders are invited to tender shares within a price range of $88 per share to $104 per share. Tendering shareholders will be required to specify the price within that range they would be willing to accept. Shareholders will have until midnight New York City time, October 23, 1997 to respond to the Company's Dutch auction self tender offer. The Company will select the lowest purchase price per share that will enable it to buy the shares pursuant to the offer.

    All inquiries on procedures for the Dutch auction self tender offer should be directed to D.F. King & Co., Inc., the information agent for the offer. The address for D.F. King is 77 Water Street, New York, NY 10005. Bankers and brokers should call the information agent collect at (212) 269-5550. All others should call toll-free at (800) 290-6429.

    The dealer manager for the offer is Lazard Freres & Co. LLC.

    Pioneer and DuPont recently completed a broad research alliance and the formation of a separate joint venture company designed to speed the discovery, development, and delivery of new crops that benefit farmers, livestock producers, and consumers worldwide. In addition, DuPont has invested $1.7 billion in Pioneer by purchasing preferred voting shares at $104 per share. Pioneer will use the proceeds from the DuPont investment to finance the Dutch auction.

    Pioneer Hi-Bred International, Inc. (NYSE: PHB) is a leading supplier of agricultural genetics and is a leading integrator of agricultural technology. Headquartered in Des Moines, Iowa, Pioneer develops, produces, and markets a full line of seeds, microbial products, and services to farmers, grain processors, and other customers worldwide.

    Based in Wilmington, Delaware, DuPont (NYSE:DD), is a global chemical, energy and life sciences company. In addition to its biotechnology-based business, the DuPont Agricultural Products unit is a leading world supplier of crop protection products, which are not included in this alliance.